SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of August, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Non-Executive appointments




Wednesday 1 August 2007

Prudential plc announces the appointment of Sir Win Bischoff and Ann Godbehere as non-executive directors

Prudential plc is pleased to announce the appointment of Sir Win Bischoff and Ann Godbehere as non-executive directors. They will join the Board on 2 August 2007.

Sir Win Bischoff has been Chairman of Citigroup Europe since 2000 and was previously Group Chief Executive and then Chairman of Schroders plc. Ann Godbehere has worked in the insurance sector since 1976, most recently as Group Chief Financial Officer of Swiss Re.

Sir David Clementi, Chairman, Prudential plc said: "I am delighted to welcome both Win and Ann to Prudential. Both bring enormous experience and insight that will strengthen our Board.

"Win has a wealth of experience in financial markets. During his career he has lived in New York, Hong Kong and London and has deep knowledge of the three geographic areas that Prudential operates in. Ann has significant experience in the financial management of insurance companies which will be of great benefit to the Group."


ENDS


Enquiries:

Media                                 Investors/Analysts


Jon Bunn           +44 20 7548 3559   James Matthews            +44 20 7548 3561

Carole Butcher     +44 20 7548 3719   Marina Novis              +44 20 7548 3511


Notes to Editors:

1. About Sir Win Bischoff

Sir Winfried (Win) Franz Wilhelm Bischoff is Chairman of Citigroup Europe and a Member of The Management and Operating Committees of Citigroup Inc. He is Chairman of the European Advisory Board of Citigroup Inc (2000 - ). Sir Win joined the Company Finance Division of J. Henry Schroder & Co. Limited, London, in 1966. In 1971, he was appointed as Managing Director of Schroders Asia Limited, Hong Kong.

He returned to London in January 1983, and was appointed Chairman of J. Henry Schroder & Co. in October 1983. He was appointed Group Chief Executive of Schroders plc in December 1984 and as Chairman of Schroders plc in May 1995. Following the acquisition of Schroders' investment banking business by Salomon Smith Barney, Inc., a subsidiary of Citigroup Inc., he assumed his present position in May 2000.

Sir Win was a non-executive Director of Cable and Wireless plc from 1991 - 2003 and subsequently Deputy Chairman (1995 - 2003). His other non-executive directorships included: IFIL - Finanziaria di Partecipazioni SpA, Italy (1999-2004) and Siemens Holdings Plc (2001-2003).

Currently he is a Non-Executive Director of The McGraw-Hill Companies, New York, of Land Securities plc since October 1999, and of Eli Lilly and Company, Indianapolis since June 2000.

2. About Ann Godbehere

Ann Godbehere is Canadian. She started her career in 1976 with Sun Life of Canada, joining Mercantile & General Reinsurance Group (M&G) in 1981. She held a number of management roles at M&G, rising to Senior Vice President and Controller for life and health and property/casualty businesses in North America in 1995. Swiss Re bought M&G in 1996 and Ann Godbehere, became Chief Financial Officer of Swiss Re Life & Health, North America. In 1997 she was made Chief Executive Officer of Swiss Re Life & Health, Canada. She moved to London as Chief Financial Officer of Swiss Re Life & Health Division in 1998 and joined Property & Casualty Business Group, based out of Zurich, as Chief Financial Officer on its establishment in 2001. She was appointed Chief Financial Officer of the Swiss Re Group in 2003.

Ann Godbehere qualified as a Certified General Accountant in Canada in 1983 and was made a Fellow of the Association in 2003

3. About Prudential

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP257 billion in assets under management as at 30 June 2007. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 August 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations